EXHIBIT 99.1

Ultrapetrol Announces Third Quarter 2009 Financial Results

Growth Initiatives Continue to Progress as Planned

NASSAU, Bahamas, Nov. 10, 2009 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq: ULTR), an industrial transportation company serving marine transportation needs in three core markets (River Business, Offshore Supply Business, and Ocean Business), today announced financial results for the third quarter ended September 30, 2009.

Third Quarter and Year to Date 2009 Highlights:

  *  Recorded revenues of $58.5 million in the third quarter of
     2009;

  *  Recorded adjusted EBITDA, adjusted net loss and corresponding earnings per share, or EPS of $15.8 million, $0.8 million and
     $(0.03) per share, for the third quarter of 2009;

  *  Recorded EBITDA of $14.3 million in the third quarter of 2009;

  *  Recorded net loss of $4.2 million, or EPS of $(0.14) for the third quarter of 2009;

  *  During the third quarter of 2009, UP Rubi commenced its
     4-year time charter with Petrobras, as announced. A one time
     $1.5 million charge was realized in the third quarter of
     2009 to account for a possible contractual penalty associated with the late delivery of this vessel under its charter party;

  *  During the third quarter of 2009, the Company entered into
     3-year time charters with Petrobras for UP Agua-Marinha,
     UP Diamante and UP Topazio, which was repositioned in Brazil to serve this contract;

  *  Entered into a 17-year fixed interest credit facility with the Brazilian Development Bank, or BNDES on August 20, 2009 for
     $18.7 million to partially post-finance the construction of our PSV
     UP Rubi; and

  *  Entered into a Standby Letter of Credit Facility Agreement on October 30, 2009 with DVB Bank SE relating to a $21.5
     million Standby Letter of Credit Facility which will counter guarantee the BNDES credit facility entered into on August 20, 2009.

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer said, "During the third quarter, Ultrapetrol continued to execute its growth strategy, taking further steps to position the Company to capitalize on the positive long-term fundamentals in its businesses. While quarterly results in the River Business continue to be affected by the prolonged drought, we believe that as rainfall normalizes, soybean production for 2010 should return to previous levels. Complementing any near-term volume improvements, we believe the commencement of barge production in our new yard, during the fourth quarter, enhances our competitive advantage in the Hidrovia over the long-term. In our Offshore Supply Business, we continued to grow our presence in Brazil in an effort to benefit from new oil field discoveries and the need for modern large supply vessels. During the third quarter, the UP Rubi commenced its 4-year time charter as announced and the UP Topazio was repositioned to Brazil to start a 3-year time charter with Petrobras. In addition, we extended the time charter for UP Agua-Marinha and UP Diamante for three years. All four vessels operating in Brazil are now on long term charters at improved rates. We currently have four PSV newbuildings under construction in a shipyard in India and two PSV newbuildings under construction in a shipyard in China. We look forward to taking delivery of the two Chinese built vessels in the first quarter of 2010."

Mr. Menendez continued, "In our Ocean Business, our FFA coverage continued to be an effective tool to stabilize the earnings of our Capesize fleet during the third quarter. A substantial portion of the earnings of this fleet continues to be hedged through FFAs in the fourth quarter of 2009 and throughout 2010. Regarding our tanker fleet, all of our vessels remained employed on charters during the quarter and performed as expected. As we enter the fourth quarter, we maintain strong financial flexibility to fund our planned growth as well as take advantage of future opportunities."

Overview of Financial Results

Third quarter 2009 revenues were $58.5 million compared to third quarter 2008 revenues of $84.6 million.

Third quarter 2009 EBITDA was $14.3 million, as compared with $30.6 million for the third quarter 2008. (A reconciliation of EBITDA to net cash provided by operating activities is included below).

There may be a contractual penalty associated with the late delivery of UP Rubi under her charter party for which a provision of $1.5 million has been made. In our Financial Statements we account for this loss entirely in the third quarter while the $1.5 million charge is related to the 4-year employment contract, representing approximately 3% of the earnings under this charter. We have therefore included this adjustment in our adjusted EBITDA, adjusted net income and adjusted EPS, respectively.

Net loss for the third quarter of 2009 was $4.2 million, or EPS of $(0.14), as compared with net income of $15.1 million, or EPS of $0.46 in the third quarter of 2008. The third quarter 2009 results include a deferred income tax loss of $1.9 million, or $(0.06) per share from unrealized foreign currency exchange rate gains on U.S. dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business and a provision of $1.5 million related to the late delivery of UP Rubi under her charter party. The third quarter 2008 results include a deferred income tax gain of $3.9 million, or $0.12 per share from unrealized foreign currency exchange rate losses on U.S. dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Adjusted net income for the third quarter 2009, excluding these effects, is a loss of $0.8 million, or $(0.03) per share as compared with a gain of $11.1 million, or $0.34 per share in the same period of 2008.

In the third quarter of 2009, we recorded EBITDA from continuing operations, net loss from continuing operations and EPS from continuing operations of $14.8 million, $3.8 million and $(0.13) per share, respectively.

In the third quarter of 2009, we recorded adjusted EBITDA from continuing operations, adjusted net loss from continuing operations and adjusted EPS from continuing operations of $16.3 million, $0.4 million and $(0.01) per share, respectively.

Ultrapetrol's Chief Financial Officer, Len Hoskinson, said, "Our capital expenditure program continues to proceed as planned. Our success entering into a 17-year fixed interest credit facility with BNDES further enhanced our financial strength as we continue to fund our sizeable growth. At the end of the third quarter, we had $41.9 million in cash and cash equivalents and have remained in compliance with all of our debt covenants with no financing renegotiations on the horizon. Regarding our FFAs, we remain pleased with their performance and the stability they have provided to Ultrapetrol's financial results"

River

The Company experienced a 36% drop in the volume of cargo loaded in the third quarter 2009 as compared with the same period of 2008. The third quarter 2009 River segment EBITDA was $1.0 million versus $4.8 million in 2008. As anticipated, the River segment results in the third quarter of 2009 were impacted by the worst drought in the last 70 years which severely affected soybean and by-products volumes. The River segment results were also impacted by generally lower volumes of iron ore produced and loaded than the equivalent period the year before.

The latest 2009 USDA estimate for the Paraguayan soybean crop of 3.9 million tons implies a 46% decline in production of about 3.3 million tons, as compared with the USDA original estimate of 7.2 million tons for 2009. Local sources suggest that it could be even lower, in fact, the lowest crop since 2000. In addition, low water levels in the upper Paraguay River have affected river transit times and fuel consumed during part of the third quarter of 2009. The continuation of these low water levels in the upper stretch of the Paraguay River could have a negative effect on the volumes carried in the fourth quarter of 2009.

USDA current estimate for 2010 Paraguayan soybean crop is 6.7 million tons, almost equivalent to the 6.9 million tons registered in 2008.

During the fourth quarter, the Company will begin production of its first barge in its new shipbuilding yard. The Company has also continued its barge re-bottoming program and its re-engining and re-powering project, under which two large and two medium range, heavy fuel-propelled pushboats are expected to be operating for the 2010 season.

Offshore Supply

The Offshore Supply segment EBITDA in the third quarter of 2009 was $(0.3) million compared to $5.9 million in the same period of 2008. Following the delivery of UP Rubi in mid August, the Company has operated a total of six vessels. One important factor when considering the results of this quarter is that the EBITDA of our Offshore Supply segment was negatively affected by a possible contractual penalty associated with the late delivery of UP Rubi under her charter party with Petrobras for which a provision of $1.5 million has been made. In our Financial Statements we account for the loss entirely in the third quarter while the $1.5 million charge is related to the 4-year employment contract, representing approximately 3% of the earnings under this charter. If we adjust the Offshore Supply segment EBITDA in the third quarter for this effect, the result would be $1.2 million. Additionally, the results in the Offshore Supply segment in third quarter 2009 were adversely affected by the repositioning of the UP Topazio from the North Sea to Brazil (40 days including re-registration in Brazil) after which the vessel entered a 3-year profitable charter with Petrobras. The earnings of the North Sea vessels (three vessels in the beginning of the quarter and two on the second half) were negatively affected by the lower spot market rates prevailing in the North Sea.

In the third quarter of 2009, the Company paid the third 20% installments for two of its four PSV newbuildings currently under construction in a shipyard in India. Additionally, the Company recently paid the fourth 20% installment for both of its two PSV newbuildings under construction in a shipyard in China and is expecting delivery of these vessels to commence in the first quarter of 2010.

While spot rates in the North Sea have been much softer, the Brazilian market remains short of modern, large, deep-sea supply vessels and is expected to grow significantly over the next few years, which is expected to have a sizeable global effect.

We took delivery of our sixth PSV, the UP Rubi, which commenced its 4-year time charter with Petrobras on August 18, 2009. During the third quarter of 2009, we repositioned our UP Topazio to Brazil where the vessel commenced a 3-year time charter with Petrobras and we re-contracted our UP Agua-Marinha and UP Diamante for further 3 years in Brazil at improved rates.

Ocean

The Company's Ocean segment generated EBITDA in the third quarter 2009 of $13.6 million, as compared with $20.3 million for the same period in 2008. This decrease is mainly attributable to lower charter rates obtained by our Capesize fleet in the third quarter of 2009 as compared to the same period in 2008, partially offset by higher results on FFAs in the third quarter of 2009 due to a net gain of $8.7 million as compared to a net loss of $7.4 million in the same period of 2008.

Through FFAs the Company had hedged a substantial portion of the earnings of its Capesize fleet. The Company's counterparties have met their obligations under their respective FFAs. This fleet maintains coverage through FFAs for a substantial portion of its available days in the fourth quarter of 2009 and 2010.

Passenger

The Company's remaining passenger ship, the Blue Monarch, remained in lay-up, as planned, in the third quarter of 2009 and has been advertised widely for sale. No definitive proposals are in hand at present, but several potential sales are being negotiated. Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("non-GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable Generally Accepted Accounting Principles ("GAAP") measures, are useful for investors to use in evaluating the performance of the Company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, November 11, 2009, at 10:00 a.m. ET. Interested parties may participate in the live conference call by dialing 1-888-495-9739 (toll-free U.S.) or +1-212-287-1658 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A simultaneous audio webcast of the call and an accompanying slide presentation will also be available in the Investor Relations section of Ultrapetrol's Web Site, http://www.ultrapetrol.net. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call. A replay of the call will be available for one week via telephone and on Ultrapetrol's Web Site starting approximately one hour after the call ends. The replay can be accessed at 1-866-498-9752 (toll-free U.S.) or +1-203-369-1801 (outside of the U.S.); passcode: 3251.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, vegetable oils, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers and Capesize bulk vessels. More information about the Company can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; its ability to obtain additional financing; its financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; its expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; its dependence upon the abilities and efforts of its management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods the Company transports and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-G

                CONDENSED CONSOLIDATED BALANCE SHEETS
 (Stated in thousands of U.S. dollars, except per value share amounts)

                                             As of           As of
                                            Sept. 30,       Dec. 31,
                                              2009            2008
                                           (Unaudited)
                                           -----------     -----------
 ASSETS

   CURRENT ASSETS
     Cash and cash equivalents             $    41,854     $   105,859
     Restricted cash                             1,658           2,478
     Accounts receivable, net of allowance
      for doubtful accounts of $761 and
      $432 in 2009 and 2008, respectively       20,577          17,782
     Receivables from related parties              104             363
     Operating supplies                          6,299           4,059
     Prepaid expenses                            4,933           5,294
     Receivables from derivative instruments    25,851          44,152
     Other receivables                          17,642          23,073
     Other assets                                3,366           4,852
                                           -----------     -----------
       Total current assets                    122,284         207,912
                                           -----------     -----------
   NONCURRENT ASSETS
     Receivables from derivative
      instruments                                5,853          20,078
     Other receivables                           9,780          11,600
     Receivables from related parties            5,110           4,873
     Restricted cash                             1,181           1,170
     Vessels and equipment, net                593,564         552,683
     Dry dock                                    4,397           3,953
     Investment in affiliates                    1,852           1,815
     Intangible assets                           1,631           2,174
     Goodwill                                    5,015           5,015
     Other assets                                8,086           9,049
     Deferred income tax assets                  6,075           4,737
                                           -----------     -----------
       Total noncurrent assets                 642,544         617,147
                                           -----------     -----------
       Total assets                        $   764,828     $   825,059
                                           ===========     ===========

 LIABILITIES AND EQUITY
   CURRENT LIABILITIES
     Accounts payable                      $    12,649     $    21,747
     Payable to related parties                    165              15
     Accrued interest                            6,865           2,567
     Current portion of long-term financial
      debt                                      21,460          43,421
     Other liabilities                           4,802           4,416
                                           -----------     -----------
       Total current liabilities                45,941          72,166
                                           -----------     -----------
   NONCURRENT LIABILITIES
     Long-term financial debt net
      of current portion                       368,456         369,519
     Deferred income tax liability              11,930           6,515
                                           -----------     -----------
       Total noncurrent liabilities            380,386         376,034
                                           -----------     -----------
       Total liabilities                       426,327         448,200
                                           -----------     -----------

   EQUITY
     Common stock, $.01 par value:
      100,000,000 authorized shares;
      29,519,936 shares outstanding                334             334
     Additional paid-in capital                269,759         268,425
     Treasury stock 3,923,094 shares at cost   (19,488)        (19,488)
     Accumulated earnings                       53,543          57,195
     Accumulated other comprehensive
      income (loss)                             29,357          65,423
                                           -----------     -----------
     Total Ultrapetrol (Bahamas)
      Limited stockholders equity              333,505         371,889

     Non-controlling interests                   4,996           4,970
                                           -----------     -----------
     Total equity                              338,501         376,859
                                           -----------     -----------
     Total liabilities and equity          $   764,828     $   825,059
                                           ===========     ===========

        CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
 (Stated in thousands of U.S. dollars except share and per share data)

                           Three Months            Nine Months
                        Ended September 30,    Ended September 30,
                                                               Percent
                          2009      2008      2009      2008   Change
 ---------------------------------------------------------------------
 Revenues
   Attributable to
    River Business      $20,400   $38,664   $63,525   $100,675    -37%
   Attributable to
    Offshore Supply
    Business              7,328    13,019    25,784     33,180    -22%
   Attributable to
    Ocean Business       30,744    32,965    81,860     98,288    -17%
 ---------------------------------------------------------------------
 Total revenues          58,472    84,648   171,169    232,143    -26%
 ---------------------------------------------------------------------

 Voyage expenses
   Attributable to
    River Business       (9,723)  (21,378)  (28,724)  (52,861)    -46%
   Attributable to
    Offshore Supply
    Business             (1,941)     (534)   (2,660)   (1,447)     84%
   Attributable to
    Ocean Business       (6,772)   (1,539)  (14,603)   (4,236)    245%
 ---------------------------------------------------------------------
 Total voyage expenses  (18,436)  (23,451)  (45,987)  (58,544)    -21%
 ---------------------------------------------------------------------

 Running costs
   Attributable to
    River Business       (7,418)  (10,160)  (22,786)  (27,119)    -16%
   Attributable to
    Offshore Supply
    Business             (4,350)   (4,412)  (12,120)  (12,776)     -5%
   Attributable to
    Ocean Business       (7,917)   (9,865)  (24,036)  (26,744)    -10%
 ---------------------------------------------------------------------
 Total running costs    (19,685)  (24,437)  (58,942)  (66,639)    -12%
 ---------------------------------------------------------------------

 Amortization of dry
  dock & intangible
  assets                   (880)   (1,004)   (3,105)   (3,344)     -7%
 Depreciation of
  vessels and equipment  (9,485)   (8,496)  (27,548)  (24,412)     13%
 Administrative and
  commercial expenses    (6,300)   (6,314)  (17,916)  (17,413)      3%
 Other operating income     132     1,267     1,093     3,690     -70%

 ---------------------------------------------------------------------
 Operating profit         3,818    22,213    18,764    65,481     -71%
 ---------------------------------------------------------------------

 Financial expense and
  other financial
  income                 (5,373)   (7,956)  (16,359)  (18,819)    -13%
 Financial income            69       186       287       828     -65%
 Gain on derivative
  instruments, net          126        --       241     5,862     -96%
 Investment in
  affiliates                 17      (201)       37      (250)   -115%
 Other, net                (198)     (128)     (600)     (419)     43%
 ---------------------------------------------------------------------
 Total other expenses    (5,359)   (8,099)  (16,394)  (12,798)     28%
 ---------------------------------------------------------------------
 ---------------------------------------------------------------------
 Income (loss) from
  continuing operations
  before income taxes    (1,541)   14,114     2,370    52,683     -96%
 ---------------------------------------------------------------------

 Income taxes            (2,432)    3,071    (4,728)     (296)     --
 Net (loss) income
  attributable to non-
  controlling interest     (199)      438        26       863     -97%

 ---------------------------------------------------------------------
 Income from continuing
  operations             (3,774)   16,747    (2,384)    51,524   -105%
 ---------------------------------------------------------------------

 Loss from discontinued
  operations               (406)  (1,682)    (1,268)    (7,406)   -83%

 =====================================================================
 Net income (loss)
  attributable to
  Ultrapetrol (Bahamas)
  Limited               $(4,180)  $15,065   $(3,652)   $44,118   -108%
 =====================================================================

      CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
              (Stated in thousand of U.S. dollars)

                                              Nine Months Ended
                                                September 30,
                                          ---------------------------
                                             2009             2008
                                          ----------       ----------
 CASH FLOWS FROM OPERATING ACTIVITIES

   Net (loss) income                      $   (3,652)      $   44,118

   Adjustments to reconcile net (loss)
    income to net cash provided by
    operating activities:

     Loss from discontinued operations         1,268            7,406
     Depreciation of vessels and
      equipment                               27,548           24,412
     Amortization of dry docking               2,562            2,755
     Expenditure for dry docking              (3,006)          (2,128)
     Gains on derivatives, net                  (241)          (5,862)
     Amortization of intangible assets           543              589
     Share-based compensation                  1,334            1,334
     Debt issuance expense amortization        1,210            1,100
     Net income attributable to
      non-controlling interest                    26              863
     Net (gain) loss from investment
      in affiliates                              (37)             250
     Allowance for doubtful accounts             329               40
     Cash settlements of FFAs                    292          (12,562)

   Changes in assets and liabilities:
       Decrease (increase) in assets:
         Accounts receivable                  (3,124)         (13,634)
         Receivable from related parties         22             (113)
         Other receivables, operating
          supplies and prepaid
          expenses                            (2,573)          (6,130)
         Other                                 1,705            1,300
       Increase (decrease) in
        liabilities:
         Accounts payable                     (8,686)           2,266
         Payable to related parties              150             (699)
         Other                                10,099            2,612
                                          ----------       ----------
         Net cash provided by
          operating activities from
          continuing operations               25,769           47,917

         Net cash provided by (used
          in) operating activities
          from discontinued operations           415           (7,660)
                                          ----------       ----------
         Total cash flows from
          operating activities                26,184           40,257
                                          ----------       ----------

 CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of vessels and equipment
   ($31,192 and $21,712 in 2009 and
    2008 for vessels in construction)        (69,071)         (98,592)
   Net decrease in funding cash
    collateral of FFAs                            --           51,851
   Cash settlements paid on FFAs                  --           (5,408)
   Other                                       2,154               --
                                          ----------       ----------
         Net cash (used in) investing
          activities from continuing
          operations                         (66,917)         (52,149)

         Net cash (used in) investing
          activities from discontinued
          operations                              --           (1,307)
                                          ----------       ----------
         Total cash flows (used in)
          investing activities               (66,917)         (53,456)
                                          ----------       ----------

 CASH FLOWS FROM FINANCING ACTIVITIES

   Scheduled repayments of long-term
    financial debt                           (10,480)         (12,954)
   Early repayments of long-term
    financial debt                           (22,894)         (15,000)
   Proceeds from long-term financial
    debt                                      10,350           91,900
   Funds used in repurchase of
    treasury shares                               --           (6,466)
   Other                                        (248)          (1,822)
                                          ----------       ----------
         Net cash (used in) provided
          by financing activities
          from continuing operations         (23,272)          55,658
                                          ----------       ----------
         Net (decrease) increase in
          cash and cash equivalents          (64,005)          42,459

         Cash and cash equivalents at
          the beginning of year
          (including $2,546 and $1,448
          related to discontinued
          operations)                     $  105,859       $   64,262
                                          ----------       ----------
         Cash and cash equivalents at
          the end of period (including
          $308 and $1,633 related to
          discontinued operations)        $   41,854       $  106,721
                                          ----------       ----------

                    SUPPLEMENTAL INFORMATION

 The  following  tables  reconcile  our EBITDA to our cash flow for the three months ended September 30, 2009 and 2008.

 =====================================================================
                                              Three Months Ended
                                                 September 30,
 =====================================================================
 ($000)                                      2009            2008
 --------------------------------------------------------------------
 Total cash flows provided by
  operating activities                       7,179             26,667
 Total cash flows (used in)
  investing activities                     (26,537)              (736)
 Total cash flows provided by
  financing activities                       3,805             50,333
 ---------------------------------------------------------------------

 ---------------------------------------------------------------------
 Net cash provided by operating
  activities from continuing
  operations                                 7,170             29,454
 Net cash provided by (used in)
  operating activities from
  discontinued operations                        9             (2,787)
 Total cash flows provided by
  operating activities                       7,179             26,667
  ---------------------------------------------------------------------

    Plus

 Adjustments from continuing
  operations

 Increase / decrease in operating
  assets and liabilities                      (326)             9,565
 Expenditure for dry docking                   542                717
 Income taxes                                2,432             (3,071)
 Financial expenses                          5,728              7,956
 Gain on derivatives, net                     (236)           (12,116)

 Other adjustments                            (559)            (1,373)

 Adjustments from discontinued
  operations

 Increase / decrease in operating
  assets and liabilities                      (415)             2,001
 Expenditure for dry docking                    --                 28
 Income taxes                                   --                 --
 Financial expenses                              4                215
 (Gain) on disposal of assets                   --                 --
 Other adjustments                              --                 --
 ---------------------------------------------------------------------
 EBITDA from continuing operations          14,751             31,132
 EBITDA from discontinued operations         (402)               (543)
 =====================================================================
 Consolidated EBITDA                        14,349             30,589
 =====================================================================

 (1) EBITDA consists of net income (loss) prior to  deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors  to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First Preferred Ship
 Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other  companies.
 Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

 The following tables reconcile the Company's EBITDA to its Operating profit for the three months ended September 30, 2009 and 2008, on a consolidated and a per segment basis:

                              Three Months Ended September 30, 2009
                                        Offshore
 ($000)                      River       Supply      Ocean      TOTAL
 ---------------------------------------------------------------------

 Segment operating profit
  (loss)                   ($2,186)     $(2,216)     $8,220     $3,818
 Depreciation and
  amortization               3,438        1,548       5,379     10,365
 Investment in affiliates
  /Net income attributable
  to non controlling
  interest                      29          199         (12)       216
 Gains on derivatives, net      --          126          --        126
 Other Net                    (248)          12          38       (198)

 ---------------------------------------------------------------------
 Segment EBITDA             $1,033        $(331)    $13,625    $14,327
 ---------------------------------------------------------------------

 Items not included in
  segment EBITDA

 Financial income                                                  69
 Other financial income                                           355
 EBITDA continuing operations                                 $14,751
 EBITDA discontinued operations                                 $(402)
 =====================================================================
 Consolidated EBITDA                                          $14,349
 =====================================================================

 Adjustments:

 Provision for possible one-time
  penalty on UP Rubi late
  penalty time charter                    1,500                $1,500

 Adjusted EBITDA continuing
  operations                                                  $16,251
 Adjusted EBITDA discontinued
  operations                                                    $(402)

 =====================================================================
 Adjusted Consolidated EBITDA                                 $15,849
 =====================================================================

                              Three Months Ended September 30, 2009
                                        Offshore
 ($000)                      River       Supply      Ocean      TOTAL
 ---------------------------------------------------------------------

 Segment operating profit
  (loss)                    $1,708       $5,049     $15,456    $22,213
 Depreciation and
  amortization               3,379        1,250       4,871      9,500
 Investment in affiliates
  /Net income attributable
  to non controlling
  interest                    (196)        (438)         (5)      (639)

 Gains on derivatives, net      --           --          --          0
 Other Net                    (124)          (5)          1       (128)

 ---------------------------------------------------------------------
 Segment EBITDA             $4,767       $5,856     $20,323    $30,946
 ---------------------------------------------------------------------

 Items not included in
  segment EBITDA

 Financial income                                                 186
 From discontinued
  operations                                                     (543)

 =====================================================================
 Consolidated EBITDA                                          $30,589
 =====================================================================

 The following tables  reconcile the Company's  Adjusted Net Income and
 Adjusted  EPS to its Net Income and EPS,  respectively,  for the three months ended September 30, 2009 and 2008, on a consolidated basis:

 ------------------    --------     --------    --------       -------
                        3Q 09         3Q 08       3Q 09         3Q 08
                        Incl.         Incl.       Incl.         Excl.
                        Disc.         Disc.       Disc.         Disc.
 (In $ 000's)            Op.           Op.         Op.           Op.
 ------------------    --------     --------    --------       -------

 Net income (loss)
  as reported          $(4,180)     $15,065     $(3,774)       $16,747
 EPS as reported       $ (0.14)     $  0.46     $ (0.13)       $  0.51

   Adjustments
   -----------

 Income Tax on
  Exchange Variance
  Provision(1)           1,890       (3,938)      1,890         (3,938)
 Provision for possible
  one-time penalty on
  UP Rubi time charter   1,500           --       1,500             --
 ---------------------------------------------------------------------

 Adjusted Net
  Income (Loss)        $  (790)     $11,127     $  (384)       $12,809
 Adjusted EPS (In $)   $ (0.03)     $  0.34     $ (0.01)       $  0.39
 ==================    ========     ========    ========       =======

 (1) Provision for Income Tax on foreign currency exchange gains on
     U.S. dollar denominated debt of one of our subsidiaries on the
     Offshore Supply Business.

CONTACT: The IGB Group
         Leon Berman, Principal
         212-477-8438
         Fax: 212-477-8636
         lberman@igbir.com
         www.igbir.com